CONFIDENTIAL TREATMENT REQUESTED BY INSITE VISION INCORPORATED

[InSite Vision Letterhead]

September 19, 2013

VIA EDGAR

Mr. Jeffrey P. Riedler, Assistant Director

Ms. Christine Allen Torney, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	InSite Vision Incorporated (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 26, 2013

Form 10-Q for the Quarterly Period Ended June 30, 2013

Filed August 14, 2013

File No. 000-22332

Dear Mr. Riedler and Ms. Torney:

Thank you for your letter, dated September 9, 2013, regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2012 filed on March 26, 2013 (the “Form 10-K”) and Form 10-Q for the Quarterly Period Ended June 30, 2013 filed on August 14, 2013 (the “Form 10-Q”). This letter contains the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments are displayed in italic text below as set out in your letter. Because of the sensitive nature of the information contained in certain parts of this letter, this submission is accompanied by a request for confidential treatment for such information. We are requesting confidential treatment for certain parts of this letter, as indicated by [***], with respect to the Freedom of Information Act (“FOIA”) and have filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request.

Form 10-K for the Fiscal Year Ended December 31, 2012

Business

Collaborative, Licensing and Service Agreements, pages 9-10

We note your description of the license agreement you have entered into with Pfizer. Please expand your disclosure to include the duration and termination provisions of the agreement.

CONFIDENTIAL TREATMENT REQUESTED BY INSITE VISION INCORPORATED

Response:

The Company proposes to include the following underlined language to disclose the duration and termination provisions of the Pfizer agreement in future filings of the Company’s Form 10-K:

Pfizer and Pfizer Products, Inc. In February 2007, we entered into a worldwide, exclusive, royalty-bearing licensing agreement with Pfizer (Pfizer License) under Pfizer’s patent family titled “Method of Treating Eye Infections with Azithromycin” for ocular anti-infective product candidates known as AzaSite and AzaSite Plus. Under the Pfizer License, we are required to pay Pfizer a low single-digit royalty based on net sales of the licensed products and to use reasonable commercial efforts to seek regulatory approval for and market licensed products. We have the right to grant sublicenses, subject to Pfizer’s prior approval which shall not be unreasonably withheld. The Pfizer License expires worldwide in November 2018 upon expiration of the underlying Pfizer patent. The Pfizer License may be terminated by Pfizer or us upon material breach of the agreement and following notice and failure to cure, or upon Pfizer or us becoming bankrupt or insolvent.

Patents and Proprietary Rights, page 10

We note that you discuss your patent estate under “Patents and Proprietary Rights” on page 10. Please expand your disclosure regarding your material patents. As to the issued U.S. patents, please briefly describe the nature of each of these patents and indicate when each one expires. As to the issued foreign patents, please briefly describe the nature of each of these patents and indicate the applicable jurisdictions of each patent and the dates of expiration. As to all of the U.S. and foreign material patents, please indicate whether you hold the patents themselves or license them from another party, identifying each such party, as may be applicable.

Response:

The Company proposes to include the following underlined language to disclose material patents in future filings of the Company’s Form 10-K:

Patents and other proprietary rights are important to our business. Our policy is to file patent applications seeking to protect technology, inventions and improvements to our inventions that we consider valuable. We also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. Our DuraSite drug delivery products are made under patents and applications, and we have filed a number of patent applications in the United States relating to our DuraSite technology with delivery tips and drug compounds. Of these applications, six U.S. patents have been issued. We have four U.S. patents on our retinal drug delivery device that have been issued. Six U.S. patents have been issued related to our antibiotic programs with two applications pending. At least eight other patent applications by us relating to the foregoing and other aspects of our business and potential business are also pending. Foreign counterparts of our patents have also been filed or issued in many countries.

CONFIDENTIAL TREATMENT REQUESTED BY INSITE VISION INCORPORATED

United States Patent 7,795,231 titled “Concentrated Aqueous Azalide Formulations” is owned by InSite Vision and will expire in October 2027. The product AzaSite Xtra includes inventions under this patent. InSite Vision also owns pending foreign patent applications which claim priority to US Patent 7,795,231.

InSite Vision’s United States Patents 6,239,113, 6,569,443, 7,056,893, 7,732,415 and 7,749,970 titled “Topical Treatment or Prevention of Ocular Infections” are based on a 1999 application (US 09/282,165) and will expire in March 2019. The products AzaSite, AzaSite Plus and AzaSite Xtra include inventions under these patents. InSite Vision also owns foreign patents stemming from the 1999 application in the following countries: Australia, Austria, Belgium, Canada, Cyprus, Denmark, Finland, France, Germany, Great Britain, Greece, Hong Kong, Ireland, Italy, Korea, Japan, Luxembourg, Monaco, Mexico, Netherlands, New Zealand, Portugal, Spain, Sweden, and Switzerland. The foreign patents will expire in March 2020.

InSite Vision has licensed from Pfizer United States Patent 6,861,411, titled “Method of Treating Eye Infections with Azithromycin”. The products AzaSite, AzaSite Plus and AzaSite Xtra include inventions under this patent. Foreign patents based on US 6,861,411 and licensed to InSite Vision have been issued in the following countries: Austria, Belgium, Canada, Cyprus, Denmark, Finland, France, Germany, Great Britain, Greece, Ireland, Italy, Korea, Luxembourg, Mexico, Netherlands, Portugal, Spain, Sweden, and Switzerland. All of these patents will expire in November 2018.

Form 10-Q for the Quarter Ended June 30, 2013

Note 1. Significant Accounting Policies and Use of Estimates

Basis of Presentation, page 5

Regarding your sale of the Besivance royalties, please provide us your analysis that supports recognizing the $15 million received as revenue during the quarter ended June 30, 2013. In this regard, tell us why the terms of the agreement do not represent the purchasers paying you for a defined period a specified percentage or amount of the revenue or of a measure of income (for example, gross margin, operating income, or pretax income) of a particular product line, business segment, trademark, patent, or contractual right, which would preclude immediate income recognition. Refer to ASC 470-10-25-2.d. Further, provide us your analysis, as applicable, of the factors in ASC 470-10-25-2 and whether any of them are present which would create a rebuttable presumption that classification of the proceeds as debt would be appropriate. In particular, tell us how you considered in your analyses the presence of the term that requires the full royalty payments from sales of Besivance to be returned to you after the purchasers have received royalty payments of 2.75 times the total purchase price.

CONFIDENTIAL TREATMENT REQUESTED BY INSITE VISION INCORPORATED

Response:

The Company recognized revenue in accordance with ASC 605 (Revenue Recognition) and also considered ACS 470-10-25-1 and ACS 470-10-25-2 (Debt – Sales of Future Revenues or Various Other Measures of Income). The Company determined that ACS 470-10-25-1 and ACS 470-10-25-2 do not apply to the Company since the Company will not make and is not required to make any future payments to the purchaser. Attached as Exhibit A is the analysis that supports the recognition of $15 million during the quarter ended June 30, 2013 for the sale of the Besivance royalty rights.

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As requested in your comment letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact Shelly Wong, the Company’s Controller, at (510) 747-1282 or Timothy R. Curry, the Company’s external counsel, at (650) 739-3987.

Sincerely,

/s/ Louis Drapeau

Louis Drapeau
Chief Financial Officer
InSite Vision Incorporated

cc:	Shelly Wong, Controller, InSite Vision Incorporated

Timothy R. Curry, Partner, Jones Day

CONFIDENTIAL TREATMENT REQUESTED BY INSITE VISION INCORPORATED

Exhibit A

[***]1

[1]	Exhibit A consists of four pages redacted and filed separately with the Commission pursuant to InSite Vision Incorporated’s request for confidential treatment.

***	INDICATES CONFIDENTIAL MATERIAL REDACTED AND SEPARATELY FILED WITH THE COMMISSION (REF. 0001-0004)